FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the followings:

1.	Press release dated July 31, 2007 regarding Hitachi’s Consolidated Financial Statements for the First Quarter of Fiscal 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 7, 2007	By	/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the First Quarter of Fiscal 2007

Tokyo, July 31, 2007 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter of fiscal 2007, ended June 30, 2007.

Notes:	1.	All figures, except for the outlook for the first half of fiscal 2007, were converted at the rate of 123 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 29, 2007.

	2.	Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Business Results

(1) Business Environment

During the first quarter, the global economy remained strong, driven by high growth in countries like China. In the U.S. economy, in addition to an adjustment in housing investment, higher gasoline prices and other factors caused a slight slowdown in consumer spending. Exports and capital investment, however, remained healthy. European economies continued to grow robustly, mainly in terms of capital investment and consumer spending. The Chinese economy, meanwhile, maintained a high growth rate on the back of continued investment in social infrastructure and corporate property and equipment, Asian economies were generally strong.

The Japanese economy also performed well despite inventory cutbacks of electronic components and other factors. Backed by healthy corporate earnings, capital investment remained at a high level, and an improving job market underpinned higher consumer spending.

(2) Summary of Fiscal 2007 First-Quarter Consolidated Business Results

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Million of U.S. dollars
Revenues	2,476.0	10%	20,131
Operating income	24.5	43%	200
Income before income taxes and minority interests	42.5	256%	346
Income before minority interests	9.0	—	73
Net loss	(13.6)	—	(111)

Hitachi’s fiscal 2007 first-quarter consolidated revenues rose 10%, to 2,476.0 billion yen. Revenues were higher year on year in the Information & Telecommunication Systems segment on growth in system integration; the Power & Industrial Systems segment also recorded higher revenues, mainly on growth in electrical power equipment and higher sales at Hitachi Construction Machinery Co., Ltd., as did the High Functional Materials & Components segment, where products such as wires and cables posted strong sales.

Consolidated operating income rose 43%, to 24.5 billion yen. Although earnings were lower in the Information & Telecommunication Systems and Digital Media & Consumer Products segment, the Power & Industrial Systems segment posted a large increases in earnings. In addition, the Electronic Devices, High Functional Materials & Components, Logistics, Services & Others segments and Financial Services continued to record healthy earnings.

Other income jumped 221%, to 29.5 billion yen, mainly due to the effect of foreign exchange fluctuations and other factors. Other deductions declined 20% year on year, to 11.5 billion yen.

As a result, Hitachi recorded income before income taxes and minority interests of 42.5 billion yen, up 256% year on year. After income taxes of 33.4 billion yen, Hitachi posted income before minority interests of 9.0 billion yen. Hitachi recorded a net loss of 13.6 billion yen, but this was an 8.4 billion yen improvement on the result in the same quarter of the previous fiscal year.

(3) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows.

[Information & Telecommunication Systems]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	554.3	10%	4,507
Operating loss	(8.3)	—	(68)

Information & Telecommunication Systems revenues rose 10%, to 554.3 billion yen. Software and services revenues were higher than the corresponding quarter of the previous fiscal year due to firm growth in software sales and strong sales in services, particularly the outsourcing business and solutions for financial institutions. Hardware revenues also rose, the result of higher sales of storage products, ATMs and other products.

The segment recorded an operating loss of 8.3 billion yen, 1.8 billion yen more than the first quarter of fiscal 2006. Earnings in software and services rose due to solid earnings in software and higher sales and improved profitability in services. In hardware, however, while earnings improved in servers, HDD operations recorded a larger loss.

Note:	HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2007 include operating results of Hitachi GST for the three months ended March 31, 2007.

[Electronic Devices]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	289.9	(5)%	2,357
Operating income	10.0	1%	82

Electronic Devices revenues decreased 5%, to 289.9 billion yen despite firm sales at Hitachi High-Technologies Corporation. This decline was mainly attributable to a year on year decrease in sales in the display business as Hitachi prioritized resources to focus on small and medium-sized LCDs.

Operating income was 10.0 billion yen, a slight increase on the corresponding quarter of the previous fiscal year due to improved profitability in LCDs.

[Power & Industrial Systems]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	733.5	22%	5,963
Operating income	24.4	123%	199

Power & Industrial Systems revenues increased 22%, to 733.5 billion yen, reflecting growth in the power systems business, mainly due to higher sales of nuclear power plants in Japan and thermal power plants overseas. Also contributing to the higher segment revenues was another strong performance at Hitachi Construction Machinery and the effect of making Clarion Co., Ltd. a consolidated subsidiary in December 2006.

Segment operating income climbed 123%, to 24.4 billion yen. This was due to a return to profitability in the power systems business as well as to robust earnings at Hitachi Construction Machinery.

[Digital Media & Consumer Products]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	362.0	(2)%	2,944
Operating loss	(22.4)	—	(183)

Digital Media & Consumer Products revenues edged down 2%, to 362.0 billion yen, despite growth in sales of washing machines, room air conditioners and commercial-use air conditioners. The lower overall segment revenues reflected soft sales of flat-panel TVs, mainly in North America.

The segment recorded an operating loss of 22.4 billion yen, 6.3 billion yen more than in the corresponding quarter of the previous fiscal year, due mainly to the impact of soft flat-panel TV sales. On a positive note, earnings improved in home appliances and commercial-use air conditioners.

[High Functional Materials & Components]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	458.7	9%	3,730
Operating loss	28.8	2%	235

High Functional Materials & Components revenues increased 9%, to 458.7 billion yen on the back of higher sales at Hitachi Metals, Ltd., principally in automotive-related products and IT equipment- and household appliance-related products such as for LCDs; firm sales growth at Hitachi Chemical Co., Ltd., mainly in the semiconductor-related field; and increased sales at Hitachi Cable, Ltd., principally due to higher sales of wires and cables.

Operating income edged up 2%, to 28.8 billion yen, mainly due to higher earnings at Hitachi Metals and Hitachi Cable.

[Logistics, Services & Others]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	294.7	(3)%	2,397
Operating income	2.8	141%	23

Logistics, Services & Others revenues declined 3%, to 294.7 billion yen. Although sales grew at Hitachi Transport System, Ltd., mainly in third-party logistics solutions, overseas sales subsidiaries recorded lower sales.

However, the segment posted a 141% year-on-year increase in operating income, to 2.8 billion yen, the result of higher earnings at Hitachi Transport System and other factors.

[Financial Services]

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Revenues	108.6	(12)%	883
Operating income	6.1	6%	50

Financial Services revenues decreased 12%, to 108.6 billion yen.

However, segment operating income increased 6%, to 6.1 billion yen.

(4) Revenues by Market

	Three months ended June 30, 2007
	Billions of yen	Year-over-year % change	Millions of U.S. dollars
Japan	1,363.5	8%	11,086
Outside Japan	1,112.5	13%	9,045
Asia	500.0	16%	4,066
North America	260.6	(5)%	2,119
Europe	248.2	26%	2,018
Other Areas	103.5	29%	842

Revenues in Japan were 1,363.5 billion yen, 8% higher than in the first quarter of the previous fiscal year.

Outside Japan revenues climbed 13% as a whole year on year, to 1,112.5 billion yen, the result of growth in Asia, mainly China, and Europe.

As a result, the ratio of overseas revenues to consolidated revenues rose 1 percentage point to 45%.

(5) Capital Investment, Depreciation and R&D Expenditure

Capital investment on a completion basis, excluding leasing assets, rose 22%, to 125.7 billion yen, mainly due to investments in electrical power equipment, construction machinery and HDD operations.

Depreciation, excluding leasing assets, increased 22%, to 104.6 billion yen. R&D expenditures, which were used to upgrade development capabilities primarily in automotive systems and digital media-related fields, increased 3% to 99.0 billion yen, and corresponded to 4.0% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of June 30, 2007
	Billions of Yen	Change from March 31, 2007	Millions of U.S. dollars
Total assets	10,914.4	270.1	88,735
Total liabilities	7,365.1	237.4	59,879
Interest-bearing debt	2,893.1	205.7	23,522
Minority interests	1,096.5	22.7	8,915
Stockholders’ equity	2,452.8	10.0	19,942
Stockholders’ equity ratio	22.5%	0.4 point decrease	—
D/E ratio (including minority interests)	0.82 times	0.06 point increase	—

Total assets as of June 30, 2007 were 10,914.4 billion yen, an increase of 270.1 billion yen from March 31, 2007. Interest-bearing debt increased 205.7 billion yen to 2,893.1 billion yen due to the purchase of shares in GE-Hitachi Nuclear Energy Holdings, LLC, which was established in June 2007, and other factors. Stockholders’ equity increased 10.0 billion yen from March 31, 2007 to 2,452.8 billion yen. As a result of these changes, the stockholders’ equity ratio declined 0.4 of a point to 22.5%. The debt-to-equity ratio (including minority interests) increased 0.06 of a point to 0.82 times.

(2) Cash Flows

	Three months ended June 30, 2007
	Billions of yen	Year-over-year change	Millions of U.S. dollars
Cash flows from operating activities	142.0	181.9	1,155
Cash flows from investing activities	(272.2)	(80.8)	(2,213)
Free cash flows	(130.1)	101.1	(1,058)
Cash flows from financing activities	171.3	107.7	1,393

Operating activities provided net cash of 142.0 billion yen, an increase of 181.9 billion yen from the cash used in the first quarter of the previous fiscal year.

Investing activities used net cash of 272.2 billion yen, 80.8 billion yen more than the first quarter of the previous fiscal year. This was mainly due to the purchase of shares in GE-Hitachi Nuclear Energy Holdings, LLC, which was established in June 2007, and other factors.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 130.1 billion yen. The outflow is less than the first quarter of the previous fiscal year by 101.1 billion yen.

Financing activities provided net cash of 171.3 billion yen, 107.7 billion yen more than the first quarter of the previous fiscal year.

The net result of the above items was an increase of 49.7 billion yen in cash and cash equivalents during the fiscal quarter of fiscal 2007, to 667.6 billion yen.

3. Outlook for the First Half of Fiscal 2007

	The first half of fiscal 2007 ending September 30, 2007
	Billions of yen	Year-over-year % change	Million of U.S. dollars
Revenues	4,950.0	4%	41,949
Operating income	90.0	353%	763
Income before income taxes and minority interests	85.0	229%	720
Income before minority interests	15.0	—	127
Net loss	(25.0)	—	(212)

Regarding the outlook for the global economy, Hitachi expects continued healthy growth overall. Hitachi expects the U.S. economy to continue rising, backed by solid corporate earnings and favorable employment and wage environments, but a remaining concern is the current subprime loan problem. European economies should remain solid, chiefly due to capital investment and consumer spending. Furthermore, Asian economies are projected to remain strong, driven by high economic growth in China.

The Japanese economy, meanwhile, is forecast to remain generally healthy. While industrial output is expected to be flat due to an inventory adjustment, exports to Asia are growing and personal spending is expected to increase.

Under these circumstances, Hitachi is forecasting the results shown above for the first half of fiscal 2007, the same as those announced with fiscal 2006 consolidated financial results on May 16, 2007.

The Hitachi Group is continuing to make progress with the restructuring of businesses for the future. To strengthen the nuclear power business, Hitachi established new companies in June 2007 to operate nuclear power businesses in the U.S. and Canada, and in Japan the following July, based on a global strategy agreed with GE. In addition, in April 2007 Hitachi subscribed to Nidec Corporation’s tender offer for the shares of then Hitachi’s subsidiary Japan Servo Co., Ltd., selling its shares to Nidec.

In November 2006, the Hitachi Group announced a corporate strategy to promote collaborative creation and profits. With a rigorous focus on a market-oriented approach and profit creation as the basic policy, the aim is to establish a structure that consistently generates high profits through the execution of key initiatives—implementation of management based on FIV* (Future Inspiration Value), Hitachi’s original benchmark based on the estimated cost of capital; creation of a business portfolio with higher profitability; promotion of group management; and innovation in collaboration with partners and Hitachi Group companies. Moreover, Hitachi will continue efforts to create new businesses and strengthen targeted businesses by maximizing the use of its resources, such as R&D, marketing capabilities, personnel and its funding system. Also, Hitachi will continue to leverage group-wide synergies to reduce procurement costs, business expenses, IT operational costs and other costs by standardizing and integrating business operations. Hitachi is implementing business restructuring measures aimed at building a high-earnings framework and strengthening its financial position.

In the HDD, flat-panel TV and other businesses where there are currently issues with profitability, Hitachi is implementing wide-ranging countermeasures to improve its development capabilities, cost competitiveness, marketing activities and other areas of its operations, with the aim of rapidly improving performance in these businesses. Furthermore, expanding overseas business, Hitachi will work to become more competitive on a consolidated basis and to establish a more powerful earnings base by implementing structural reforms aimed at driving forward business development.

Projections assume exchange rates of 118 yen to the U.S. dollar and 158 yen to the euro for first half of fiscal 2007.

(*)	FIV is Hitachi’s economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restrictions by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in order materials published by Hitachi.

Hitachi, Ltd. and Subsidiaries

Consolidated Financial Statements

For the First Quarter ended June 30, 2007

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 123 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 29, 2007.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2007 (B)		2007
1. Revenues	2,247,003	2,476,085	110	20,131
2. Operating income	17,135	24,539	143	200
3. Income before income taxes and minority interests	11,950	42,507	356	346
4. Income (loss) before minority interests	(5,639)	9,020	—	73
5. Net income (loss)	(22,044)	(13,618)	—	(111)
6. Net income (loss) per share
Basic	(6.61)	(4.10)	—	(0.03)
Diluted	(6.62)	(4.10)	—	(0.03)
7. Net income (loss) per ADS (representing 10 shares)
Basic	(66)	(41)	—	(0.33)
Diluted	(66)	(41)	—	(0.33)

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.

	2.	Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

	3.	The figures are for 918 consolidated subsidiaries, including Variable Interest Entities, and 161 equity-method affiliates.

	4.	Consolidated quarterly figures are unaudited.

Consolidated Statements of Operations (Unaudited)

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2007 (B)		2007
Revenues	2,247,003	2,476,085	110	20,131
Cost of sales	1,762,843	1,930,046	109	15,691
Selling, general and administrative expenses	467,025	521,500	112	4,240
Operating income	17,135	24,539	143	200
Other income	9,189	29,509	321	240
(Interest and dividends)	7,808	11,349	145	92
(Other)	1,381	18,160	—	148
Other deductions	14,374	11,541	80	94
(Interest charges)	8,233	11,236	136	91
(Other)	6,141	305	5	2
Income before income taxes and minority interests	11,950	42,507	356	346
Income taxes	17,589	33,487	190	272
Income (loss) before minority interests	(5,639)	9,020	—	73
Minority interests	16,405	22,638	138	184
Net income (loss)	(22,044)	(13,618)	—	(111)

Consolidated Balance Sheets (Unaudited)

	Yen (millions)		(B)-(A)	U.S. Dollars (millions)
	As of March 31, 2007 (A)	As of June 30, 2007 (B)		As of June 30, 2007
Assets	10,644,259	10,914,435	270,176	88,735

Current assets	5,434,135	5,512,124	77,989	44,814
Cash and cash equivalents	617,866	667,634	49,768	5,428
Short-term investments	33,986	41,111	7,125	334
Trade receivables (Notes and Accounts)	2,496,015	2,227,857	(268,158)	18,113
Investments in leases	148,456	154,550	6,094	1,257
Inventories	1,450,258	1,674,968	224,710	13,618
Other current assets	687,554	746,004	58,450	6,065

Investments and advances	1,049,724	1,201,443	151,719	9,768

Property, plant and equipment	2,688,977	2,714,311	25,334	22,068

Other assets	1,471,423	1,486,557	15,134	12,086

Liabilities, Minority interests and Stockholders’ equity	10,644,259	10,914,435	270,176	88,735
Current liabilities	4,667,544	4,907,879	240,335	39,901
Short-term debt and current portion of long-term debt	1,197,607	1,390,026	192,419	11,301
Trade payables (Notes and Accounts)	1,670,241	1,605,873	(64,368)	13,056
Other current liabilities	1,799,696	1,911,980	112,284	15,545

Noncurrent liabilities	2,460,169	2,457,248	(2,921)	19,978
Long-term debt	1,489,843	1,503,148	13,305	12,221
Other liabilities	970,326	954,100	(16,226)	7,757

Minority interests	1,073,749	1,096,501	22,752	8,915

Stockholders’ equity	2,442,797	2,452,807	10,010	19,942
Common stock	282,033	282,033	0	2,293
Capital surplus	560,796	559,968	(828)	4,553
Legal reserve and retained earnings	1,713,757	1,684,660	(29,097)	13,696
Accumulated other comprehensive loss	(88,450)	(48,122)	40,328	(391)
(Foreign currency translation adjustments)	(20,906)	(2,340)	18,566	(19)
(Pension liability adjustments)	(146,329)	(137,633)	8,696	(1,119)
(Net unrealized holding gain on available-for-sale securities)	77,883	90,293	12,410	734
(Cash flow hedges)	902	1,558	656	13
Treasury stock	(25,339)	(25,732)	(393)	(209)

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended June 30
	Yen (millions)		U.S. Dollars (millions)
	2006	2007	2007
Cash flows from operating activities
Net income (loss)	(22,044)	(13,618)	(111)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Depreciation	119,275	135,713	1,103
Decrease in receivables and inventories	17,362	212,686	1,729
Decrease in payables	(26,057)	(84,157)	(684)
Other	(128,408)	(108,542)	(882)

Net cash provided by (used in) operating activities	(39,872)	142,082	1,155
Cash flows from investing activities
Increase (decrease) in short-term investments	(1,479)	4,597	37
Purchase of rental assets and other properties, net	(206,738)	(212,698)	(1,729)
Purchase of investments and subsidiaries’ common stock, net	(22,744)	(134,657)	(1,095)
Collection of investments in leases	68,999	73,960	601
Other	(29,423)	(3,403)	(28)

Net cash used in investing activities	(191,385)	(272,201)	(2,213)
Cash flows from financing activities
Increase in interest-bearing debt	97,530	191,770	1,559
Dividends paid to stockholders	(18,325)	(9,998)	(81)
Dividends paid to minority stockholders of subsidiaries	(9,702)	(11,255)	(92)
Other	(5,884)	876	7

Net cash provided by financing activities	63,619	171,393	1,393
Effect of exchange rate changes on cash and cash equivalents	(1,935)	8,494	69

Net decrease in cash and cash equivalents	(169,573)	49,768	405
Cash and cash equivalents at beginning of the period	658,255	617,866	5,023

Cash and cash equivalents at end of the period	488,682	667,634	5,428

Segment Information (Unaudited)

(1) Industry Segments

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2007 (B)		2007
Revenues

Information & Telecommunication Systems	501,882	554,332	110	4,507
	19%	20%
Electronic Devices	303,937	289,918	95	2,357
	11%	10%
Power & Industrial Systems	603,476	733,504	122	5,963
	23%	26%
Digital Media & Consumer Products	370,843	362,093	98	2,944
	14%	13%
High Functional Materials & Components	420,024	458,735	109	3,730
	16%	16%
Logistics, Services & Others	304,347	294,774	97	2,397
	12%	11%
Financial Services	123,157	108,608	88	883
	5%	4%
Subtotal	2,627,666	2,801,964	107	22,780
	100%	100%
Eliminations & Corporate items	(380,663)	(325,879)	—	(2,649)
Total	2,247,003	2,476,085	110	20,131

Operating income (loss)

Information & Telecommunication Systems	(6,542)	(8,357)	—	(68)
	(20)%	(20)%
Electronic Devices	9,896	10,032	101	82
	30%	24%
Power & Industrial Systems	10,992	24,470	223	199
	33%	59%
Digital Media & Consumer Products	(16,101)	(22,490)	—	(183)
	(48)%	(54)%
High Functional Materials & Components	28,301	28,845	102	235
	84%	69%
Logistics, Services & Others	1,175	2,829	241	23
	4%	7%
Financial Services	5,803	6,165	106	50
	17%	15%
Subtotal	33,524	41,494	124	337
	100%	100%
Eliminations & Corporate items	(16,389)	(16,955)	—	(138)
Total	17,135	24,539	143	200

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended June 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. Dollars (millions)
	2006 (A)	2007 (B)		2007
Japan	1,265,880 56%	1,363,569 55%	108	11,086
Asia	430,137 19%	500,095 20%	116	4,066
North America	274,325 12%	260,674 11%	95	2,119
Europe	196,424 9%	248,231 10%	126	2,018
Other Areas	80,237 4%	103,516 4%	129	842
Outside Japan	981,123 44%	1,112,516 45%	113	9,045
Total	2,247,003 100%	2,476,085 100%	110	20,131

# # #

July 31, 2007

Hitachi, Ltd.

Supplementary Information

For the First Quarter ended June 30, 2007 (Consolidated Basis)

1. Summary	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A)/FY2005	(B)	(B)/(A)
Average exchange rate (Yen / U.S.$)	114	—	122	—
Capital investment (Completion basis)	243.1	112%	250.9	103%
Internal use assets	102.8	131%	125.7	122%
Leasing assets	140.3	101%	125.2	89%
Depreciation	119.2	107%	135.7	114%
Internal use assets	85.7	105%	104.6	122%
Leasing assets	33.5	113%	31.0	93%
R&D expenditure	95.7	103%	99.0	103%
Percentage of revenues	4.3%	—	4.0%	—

	As of March 31, 2007		As of June 30, 2007
Stockholders’ equity per share (Yen)	734.66		737.76
Cash & cash equivalents, Short-term investments (Billions of yen)	651.8		708.7
Interest-bearing debt (Billions of yen)	2,687.4		2,893.1
Number of employees	384,444		390,725
Japan	250,767		257,104
Overseas	133,677		133,621
Number of consolidated subsidiaries (Including Variable Interest Entities)	934		918
Japan	450		432
Overseas	484		486

2. Overseas Revenues by Industry Segment	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A)/FY2005	(B)	(B)/(A)
Information & Telecommunication Systems	203.8	123%	223.7	110%
Electronic Devices	110.9	107%	124.3	112%
Power & Industrial Systems	246.8	122%	331.9	134%
Digital Media & Consumer Products	152.1	118%	152.9	100%
High Functional Materials & Components	141.0	123%	156.7	111%
Logistics, Services & Others	113.3	137%	107.5	95%
Financial Services	12.8	115%	15.2	118%
Total	981.1	121%	1,112.5	113%

3.	Revision of the Forecast of Consolidated Revenues and Operating Income (Loss) by Industry Segment for the First Half of Fiscal 2007

Based on the consolidated financial results for the first quarter of fiscal 2007 ended June 30, 2007, Hitachi revised the forecast of consolidated revenues and operating income (loss) by industry segment for the first half of fiscal 2007 ending September 30, 2007, that was announced with fiscal 2006 consolidated financial results on May 16, 2007. Hitachi does not revise the total amount of consolidated revenues and operating income for the first half of fiscal 2007.

(1) Revenues by Industry Segment	(Billions of yen)
	Previous forecast (A)	Revised forecast (B)	(B)-(A)
Information & Telecommunication Systems	1,130.0	1,170.0	40.0
Electronic Devices	600.0	600.0	0.0
Power & Industrial Systems	1,580.0	1,600.0	20.0
Digital Media & Consumer Products	785.0	750.0	(35.0)
High Functional Materials & Components	890.0	900.0	10.0
Logistics, Services & Others	575.0	560.0	(15.0)
Financial Services	230.0	230.0	0.0
Eliminations & Corporate items	(840.0)	(860.0)	(20.0)
Total	4,950.0	4,950.0	0.0

(2) Operating Income (Loss) by Industry Segment	(Billions of yen)
	Previous forecast (A)	Revised forecast (B)	(B)-(A)
Information & Telecommunication Systems	(15.0)	1.0	16.0
Electronic Devices	24.0	24.0	0.0
Power & Industrial Systems	55.0	60.0	5.0
Digital Media & Consumer Products	(13.0)	(40.0)	(27.0)
High Functional Materials & Components	58.0	60.0	2.0
Logistics, Services & Others	5.0	7.0	2.0
Financial Services	11.0	11.0	0.0
Eliminations & Corporate items	(35.0)	(33.0)	2.0
Total	90.0	90.0	0.0

# # #

July 31, 2007

Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems,

Displays and Digital Media

Note:	*1.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1. Information & Telecommunication Systems *2

(1) Revenues and Operating Loss *3	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Revenues	501.8	111%	554.3	110%
Software & Services	219.1	115%	248.1	113%
Software	35.6	103%	36.9	104%
Services	183.5	118%	211.2	115%
Hardware	282.7	108%	306.2	108%
Storage *4	177.5	116%	196.3	111%
Servers *5	17.4	106%	19.1	110%
PCs *6	14.2	59%	11.1	78%
Telecommunication	27.9	89%	25.6	92%
Others	45.7	120%	54.1	118%
Operating loss	(6.5)	—	(8.3)	—

Notes:	*2.	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2007 include the operating results of Hitachi GST for the three months ended March 31, 2007.

	*3.	Figures for each product exclude intra-segment transactions.

	*4.	Figures for Storage include disk array subsystems, hard disk drives, etc.

	*5.	Figures for Servers include general-purpose computers, UNIX servers, etc.

	*6.	Figures for PCs include PC servers, client PCs (only commercial use from FY2006), etc.

(2) Revision of the Forecast of Revenues and Operating Income (Loss) for the First Half of Fiscal 2007

Based on the financial results for the first quarter of fiscal 2007 ended June 30, 2007, Hitachi revised the forecast of revenues and operating loss for the first half of fiscal 2007 ending September 30, 2007, that was announced with fiscal 2006 consolidated financial results on May 16, 2007.

	(Billions of yen)
	Previous forecast (A)	Revised forecast (B)	(B) - (A)
Revenues	1,130.0	1,170.0	40.0
Software & Services	515.0	526.0	11.0
Hardware	615.0	644.0	29.0
Operating income (loss)	(15.0)	1.0	16.0

(3) Storage Solutions (except Hard Disk Drives)	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Revenues	77.0	122%	83.0	108%

(4) Hard Disk Drives *7 *8

	(The upper rows show comparisons to the previous year)
	Fiscal 2006			Fiscal 2007
	1st half			1st half
Period recorded for consolidated accounting purposes	1st quarter	2nd quarter		1st quarter	2nd quarter
Shipment Period	Jan. 2006 to Mar. 2006	Apr. 2006 to Jun. 2006	Jan. 2006 to Jun. 2006	Jan. 2007 to Mar. 2007	Apr. 2007 to Jun. 2007	Jan. 2007 to Jun. 2007
Revenues

Yen (billions of yen)	118%	108%	113%	116%	121%	118%
	130.6	121.7	252.3	151.0	147.8	298.7
U.S. dollar (millions of dollar)	106%	103%	104%	113%	114%	114%
	1,115	1,068	2,183	1,264	1,215	2,479
Operating loss

Yen (billions of yen)	—	—	—	—	—	—
	(5.4)	(12.9)	(18.4)	(18.0)	(21.1)	(38.9)
U.S. dollar (millions of dollar)	—	—	—	—	—	—
	(46)	(112)	(159)	(150)	(174)	(323)
Shipments (thousand units) *9	110%	107%	108%	133%	136%	134%
	14,700	14,800	29,600	19,500	20,200	39,700
Consumer and Commercial

1.8/2.5inch *10	133%	119%	126%	121%	131%	126%
	8,400	7,700	16,100	10,100	10,200	20,300
3.5inch *11	119%	133%	126%	154%	153%	153%
	5,100	5,700	10,800	7,900	8,600	16,500
Servers *12	128%	149%	138%	130%	110%	119%
	900	1,000	1,900	1,200	1,100	2,300
Emerging *13	17%	18%	18%	92%	75%	83%
	350	450	810	330	340	670

Notes:	*7.	Figures include intra-segment transactions.

	*8.	Hitachi GST’s operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.

	*9.	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.

	*10.	Consumer electronics applications (1.8inch), note-PCs (2.5inch), etc.

	*11.	Desktop-PCs, consumer electronics applications (3.5inch), etc.

	*12.	Disk array subsystems, servers (3.5inch), etc.

	*13.	Hand held devices (1inch), automotive (2.5inch), etc.

2. Displays

(1) Revenues and Operating Loss	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Revenues	48.3	102%	44.2	91%
Operating loss	(3.8)	—	(1.8)	—

(2) LCD Revenues	(Billions of yen)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Revenues	40.0	100%	40.0	100%

3. Digital Media

(1) Shipments of Main Products *14	(Thousand units)
	Three months ended June 30
	2006		2007
	(A)	(A) / FY 2005	(B)	(B) / (A)
Optical Disk Drives *15	18,000	100%	20,500	114%
Plasma TVs *16	160	200%	180	111%
LCD TVs	100	250%	120	123%

Notes:	*14.	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.

	*15.	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the three months ended June 30, 2007 include the operating results of HLDS for the three months ended March 31, 2007.

	*16.	The sum of plasma TV and plasma monitor shipments.

(2) Revision of the Forecast of Shipments of Plasma TVs and LCD TVs for the First Half of Fiscal 2007

Based on the business results for the first quarter of fiscal 2007 ended June 30, 2007, Hitachi revised the forecast of shipments of Plasma TVs and LCD TVs for the first half of fiscal 2007 ending September 30, 2007, that was announced with fiscal 2006 consolidated financial results on May 16, 2007.

	(Thousand units)
	Previous forecast (A)	Revised forecast (B)	(B) - (A)
Plasma TVs *16	500	400	(100)
LCD TVs	350	300	(50)

# # #